# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silexion Therapeutics Corp, CIK 0002022416
CUSIP: G1281K130
Title of class of securities: Ordinary Shares, par value $0.0135 per share
Address of issuer's principal executive offices: 12 Abba Hillel Road, Ramat Gan, Israel (L3), 5250606
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0001849192
Persons authorized to receive notices and communications: Ross David Carmel, Esq., 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 646-838-1310; Sichenzia Ross Ference Carmel, 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 646-838-1310

## Reporting persons
- Moringa Sponsor, LP (CIK 0001849192): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 457,342; shared voting power 0; sole dispositive power 457,342; shared dispositive power 0; aggregate amount beneficially owned 457,342 (14.63% of the class)
  Comment: The number reported in rows 7, 9, and 11 consists of (i) 6,970 ordinary shares, (ii) 372 ordinary shares underlying warrants, and (iii) 450,000 ordinary shares that Silexion Therapeutics Corp (the "Issuer") reported as issued on September 15, 2025, upon conversion by the Issuer of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024. The Reporting Person expressly disputes the validity of the issuance of the 450,000 ordinary shares reported herein and does not concede beneficial ownership of such shares. The figures in (i) and (ii) reflect a 1-for-9 reverse share split of the Issuer's issued and outstanding ordinary shares on November 27, 2024, and a 1-for-15 reverse share split of the Issuer's issued and outstanding ordinary shares on July 28, 2025.
  
  The percentage reported in row 13 has been calculated based on 3,126,642 ordinary shares of the Issuer outstanding, as reported in Exhibit 99.1, Pro forma unaudited balance sheet of Silexion Therapeutics Corp as of July 31, 2025, included in the Current Report on Form 8-K filed by the Issuer with the SEC on September 15, 2025, as adjusted to include the 372 ordinary shares underlying the warrants held by the Reporting Person as outstanding, in accordance with the SEC's beneficial ownership rules.
- Moringa Partners Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 458,824; sole dispositive power 0; shared dispositive power 458,824; aggregate amount beneficially owned 458,824 (14.67% of the class)
  Comment: The number reported in rows 8, 10, and 11 consists of (A) (i) 6,970 ordinary shares, (ii) 372 ordinary shares underlying warrants, and (iii) 450,000 ordinary shares that Silexion Therapeutics Corp (the "Issuer") reported as issued on September 15, 2025, upon conversion by the Issuer of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, and (B) 1,482 ordinary shares held by Greenstar, L.P. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 450,000 ordinary shares reported herein and does not concede beneficial ownership of such shares. The figures in (A)(i), (A)(ii) and (B) reflect a 1-for-9 reverse share split of the Issuer's issued and outstanding ordinary shares on November 27, 2024, and a 1-for-15 reverse share split of the Issuer's issued and outstanding ordinary shares on July 28, 2025. The Reporting Person serves as the sole general partner of each of Moringa Sponsor, LP and Greenstar, L.P.
  
  The percentage reported in row 13 has been calculated based on 3,126,642 ordinary shares of the Issuer outstanding, as reported in Exhibit 99.1, Pro forma unaudited balance sheet of Silexion Therapeutics Corp as of July 31, 2025, included in the Current Report on Form 8-K filed by the Issuer with the SEC on September 15, 2025, as adjusted to include the 372 ordinary shares underlying the warrants held by Moringa Sponsor, LP as outstanding, in accordance with the SEC's beneficial ownership rules.
- Ilan Levin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 458,824; sole dispositive power 0; shared dispositive power 458,824; aggregate amount beneficially owned 458,824 (14.67% of the class)
  Comment: The number reported in rows 8, 10, and 11 consists of (A) (i) 6,970 ordinary shares, (ii) 372 ordinary shares underlying warrants, and (iii) 450,000 ordinary shares that Silexion Therapeutics Corp (the "Issuer") reported as issued on September 15, 2025, upon conversion by the Issuer of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, all of which are held by Moringa Sponsor, LP, and (B) 1,482 ordinary shares held by Greenstar, L.P. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 450,000 ordinary shares reported herein and does not concede beneficial ownership of such shares. The figures in (A)(i), (A)(ii) and (B) reflect a 1-for-9 reverse share split of the Issuer's issued and outstanding ordinary shares on November 27, 2024, and a 1-for-15 reverse share split of the Issuer's issued and outstanding ordinary shares on July 28, 2025.
  
  The Reporting Person owns all of the equity interests, and serve as the sole director, of Moringa Partners Ltd., the sole general partner of each of Moringa Sponsor, LP and Greenstar, L.P., which hold the ordinary shares reported herein, and therefore possesses shared voting and investment authority with respect to those shares.
  
  The percentage reported in row 13 has been calculated based on 3,126,642 ordinary shares of the Issuer outstanding, as reported in Exhibit 99.1, Pro forma unaudited balance sheet of Silexion Therapeutics Corp as of July 31, 2025, included in the Current Report on Form 8-K filed by the Issuer with the SEC on September 15, 2025, as adjusted to include the 372 ordinary shares underlying the warrants held by Moringa Sponsor, LP as outstanding, in accordance with the SEC's beneficial ownership rules.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0135 per share
Name of issuer: Silexion Therapeutics Corp
Address of issuer's principal executive offices: 12 Abba Hillel Road, Ramat Gan, Israel (L3), 5250606
Comment:
Except as set forth in this Amendment No. 1 (this "Amendment"), the initial Schedule 13D (the "Original 13D") that was filed on August 22, 2024, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Amendment is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment out of an abundance of caution to report the 450,000 ordinary shares that Silexion Therapeutics Corp (the "Issuer") reported as issued to Moringa Sponsor, LP on September 15, 2025, upon conversion by the Issuer of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024. Moringa Sponsor, LP expressly disputes the validity of the issuance of the 450,000 ordinary shares reported herein and does not concede beneficial ownership of such shares.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 15, 2025, Silexion Therapeutics Corp, a Cayman Islands exempted company ("Silexion" or the "Issuer") issued 450,000 ordinary shares, par value $0.0135 per share, of Silexion, to Moringa Sponsor, LP (the "Sponsor") upon conversion by Silexion of an aggregate of $1.8 million of the outstanding amount under the Amended and Restated Promissory Note, dated August 15, 2024, in an original principal amount of $3.4 million, issued by Silexion to the Sponsor.

Moringa Sponsor, LP expressly disputes the validity of the issuance of the 450,000 ordinary shares reported herein and does not concede beneficial ownership of such shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The information contained in Item 3 is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities and except to the extent of such Reporting Person's pecuniary interest therein.

The Reporting Persons are filing this Amendment out of an abundance of caution. The Reporting Persons expressly dispute the validity of the issuance of the 450,000 ordinary shares reported herein and does not concede beneficial ownership of such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days:
On August 7, 2025, Moringa Sponsor, LP transferred (i) 5,550 ordinary shares and (ii) 126,250 warrants to purchase ordinary shares (each prior to the 1-for-9 and 1-for-15 reverse share splits effected by the Company) (collectively, the "Shares and Warrants"), to certain limited partners of Moringa Sponsor, LP (the "Transferees"). The Shares and Warrants were distributed to the Transferees in proportion to their respective pro rata interests in the equity of Moringa Sponsor, LP. No consideration was paid or otherwise provided by the Transferees to Moringa Sponsor, LP in connection with the transfers.

Other than as described elsewhere in this Amendment, none of the Reporting Persons has effected any transactions in securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 is incorporated by reference in its entirety into this Item 6. The Amended and Restated Promissory Note, dated August 15, 2024 and filed as an exhibit to the Original 13D, is expressly incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Moringa Sponsor, LP with the SEC on August 22, 2024).

Exhibit 2 -- Amended and Restated Registration Rights and Lock-Up Agreement, dated August 14, 2024 and effective as of the Closing Date, by and among Silexion Therapeutics Corp (formerly known as Biomotion Sciences), Moringa Acquisition Corp, Moringa Sponsor, L.P., the distributees of Sponsor Investment Shares that were issuable to Moringa Sponsor, L.P., EarlyBirdCapital, Inc., certain of Silexion Therapeutics Ltd.'s pre-Business Combination shareholders and Greenstar, L.P. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024).

Exhibit 3 -- Amended and Restated Promissory Note, dated August 15, 2024, issued by Silexion Therapeutics Corp (formerly known as Biomotion Sciences) to Moringa Sponsor, L.P (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024).

## Signatures
- Moringa Sponsor, LP: /s/ Ilan Levin, Ilan Levin / Director of Moringa Partners Ltd., the sole General Partner of Moringa Sponsor, LP (09/23/2025)
- Moringa Partners Ltd: /s/ Ilan Levin, Ilan Levin / Director (09/23/2025)
- Ilan Levin: /s/ Ilan Levin, Ilan Levin (09/23/2025)